June 3, 2009

David S. Seltzer
President & Chief Executive Officer
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701

Re: **Hi-Tech Pharmacal Co., Inc**.
      Form 10-K for Fiscal Year Ended April 30, 2008
      Filed July 14, 2008
      File No. 000-20424

Dear Mr. Seltzer:

We have reviewed your April 8, 2009 response to our March 5, 2009 letter. We think you should amend your Form 10-K for the fiscal year ended April 30, 2008 to include your April 8th proposed disclosures as well as to comply with the additional comments below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 1.- Business, page 3

Raw Materials, page 6

1. We note your response to our comment #2. In addition to exhibiting the supply agreement in the amendment, please also describe the material terms of this agreement in your disclosure, including, but not necessarily limited to, payment, term and termination provisions, along with any other material rights and obligations. With regard to your other raw materials, please state in your disclosure that you utilize purchase orders to obtain them from various suppliers and that no other supply agreement exists.

Item 11. Executive Compensation

Compensation Discussion & Analysis, page 32

2. We note your response to our comment #11. While we acknowledge that your proposed revised disclosure provides somewhat more detail as to overall

performance goals, you do not describe the exact goals your Named Executive Officers had to meet, or the success or failure they had in doing so, and how total compensation was set as a result. Accordingly, we re-issue our comment. Revise your disclosure accordingly.

Persons covered, page 34

3. We note your response to our comment #12. Based on our review of your current disclosure, we believe that there were individuals other than your Principal Executive Officer and Principal Financial Officer in the previous fiscal year who qualified as executive officers. We refer you again to your disclosure under Item 10, "Significant Employees." We re-issue our comment and request that you revise your disclosure in order to comply with the disclosure requirements.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended April 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the cover letter to us via EDGAR under the form type label CORRESP. We may have additional comments after reviewing your amendment and responses to our comments.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeff Riedler, Assistant Director, at (202) 551- 3715 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant